                                                                                        Filed by First Pulaski National Corporation pursuant to
                                                                                        Rule 425 promulgated under the Securities Act of 1933,
                                                                                        as amended

                                                                          Subject Company:  First Pulaski National Corporation

                                                                                        Commission File No.:  0-010974

The following is a press release dated July 24, 2001.

For immediate release
For further information contact:

Jimmy Cox
President/CEO First National Bank
(931) 424-2174

James L "Bubba" West
President/CEO Bank of Belfast
(931) 276-2255

Subject:  Acquisition Bank of Belfast

Title:  First National Bank announces Acquisition

July 24, 2001:  Jimmy Cox, President and CEO of First National Bank and First Pulaski National Corporation, and James L. "Bubba" West, President and CEO of Belfast Holding Company and the Bank of Belfast, announced today that First Pulaski has agreed to acquire Belfast Holding Company, the parent of The Bank of Belfast in Marshall County, TN, subject to regulatory approval and a vote of the shareholders of Belfast Holding Company.  Cox said, "In forming this partnership, First National Bank will be able to better serve existing clients in Marshall County and have the opportunity to develop new banking relationships."  West said, "The combined strength of First National Bank and Bank of Belfast allows our customers, shareholders and the people of Marshall County access to increased financial services delivered with the same community service that both banks have been known for throughout our histories."  Cox also stated, "The management and staff of the Bank of Belfast will be integral parts of the combined operation and continue to provide quality customer service for which both banks are well known."

                                                       1

The Bank of Belfast was chartered February 23, 1910, and opened its doors for business on June 18, 1910, making it one of the oldest banks in continuous operation in the State of Tennessee. Currently, the Bank of Belfast has total assets of $21 million and loans of $13 million. The Bank operates offices in Belfast and Lewisburg, TN.

First National Bank was established in 1938 in Pulaski, TN, and currently maintains banking offices in Pulaski, Ardmore, Fayetteville and Park City, TN. In addition to traditional banking services, First National Bank provides mortgage lending services through FNB Mortgage, investment services through an affiliation with Raymond James Securities and insurance services through an affiliation with Professional Benefit Solutions.

It is expected that First Pulaski will file a Registration Statement on Form S-4 with the Securities and Exchange Commission in connection with the merger. The registration statement will contain a proxy statement/prospectus to be sent to Belfast's shareholders in connection with soliciting votes to approve the merger. Belfast's shareholders may access these documents along with copies of First Pulaski's other filing through the SEC web site at http://www.sec.gov or they may obtain free copies of the proxy statement/prospectus, when available, by written request to either:

First Pulaski National Corporation
Attn: Corporate Secretary
206 S First Street
Pulaski, TN 38478

or

Belfast Holding Company
Attn: Corporate Secretary
1600 Fishing Ford Road
Belfast, TN 37019-0009